SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,401,576 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,401,576 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,401,576 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 16,789,561 shares of common stock, par value $0.01 (the “Common Stock”), of The Arena Group Holdings, Inc. (the “Issuer”) outstanding as reported by the Issuer in its Form 424B4 filed on February 14, 2022.

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) held by B. Riley Principal Investments, LLC (“BRPI”) and BRF Investments, LLC (“BRFI”), as applicable, which cannot be acquired by the Reporting Persons within 60 days due to a 4.99% beneficial ownership limitation applicable to the Series H Preferred Stock and the Warrants that prevents the Reporting Persons from converting the shares of Series H Preferred Stock beneficially owned by them as of the date hereof (the “Beneficial Ownership Limitation”). See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
968,044
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
968,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
968,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on 16,789,561 shares of the Common Stock of the Issuer outstanding as reported by the Issuer in its Form 424B4 filed on February 14, 2022.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,433,532 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,433,532 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,433,532 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 16,789,561 shares of the Common Stock of the Issuer outstanding as reported by the Issuer in its Form 424B4 filed on February 14, 2022.

(1)	Excludes 119,874 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,072,438
	8	SHARED VOTING POWER
4,401,576 (1)(2)
	9	SOLE DISPOSITIVE POWER
1,072,438
	10	SHARED DISPOSITIVE POWER
4,401,576 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,474,014 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.6%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 16,789,561 shares of the Common Stock of the Issuer outstanding as reported by the Issuer in its Form 424B4 filed on February 14, 2022.

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRPI and BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

This Amendment No. 4 (this “Amendment No. 4”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on November 27, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2021, and by Amendment No. 2 to Schedule 13D, filed with the SEC on October 13, 2021, and by Amendment No. 3 to Schedule 13D, filed with the SEC on October 29, 2021 (as amended, the “Schedule 13D”). Except as amended in this Amendment No. 4, the Schedule 13D remains in full force and effect. Terms defined in the Schedule 13D are used in this Amendment No. 4 as so defined, unless otherwise defined in this Amendment No. 4.

Item 1. Security and the Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of The Arena Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1500 Fourth Avenue, Suite 200, Seattle, WA 98101.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(1) B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise described herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(2) B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(3) BRF Investments, LLC (“BRFI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF Finance is investing in securities and other assets.

(4) Mr. Bryant R. Riley is an individual with a business office located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF.

During the last five years, none of the Reporting Persons or any person listed on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the additional 968,044 shares of common stock acquired by BRS as of the date hereof was approximately $7,985,814. The source of funds for acquiring the securities described herein that are directly owned by BRS was the working capital of BRS.

The aggregate purchase price of the 1,072,438 shares of common stock acquired by Bryant R. Riley as of the date hereof was approximately $8,859,628. The source of funds for acquiring the securities described herein that are directly owned by Bryant R. Riley was the personal funds of Bryant R. Riley.

Item 4. Purpose of Transaction

Item 4 is amended to add the following:

On February 8, 2022, the Issuer changed its corporate name from theMaven, Inc. to The Arena Group Holdings, Inc. The Issuer also effected a 1-for-22 reverse stock split (the “Reverse Stock Split”) of the shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), that were outstanding as of February 8, 2022. The Reverse Stock Split became effective at the open of trading on February 9, 2022 (the “Effective Date”). As a result of the Reverse Stock Split, on the Effective Date, every twenty-two shares of issued and outstanding Common Stock were automatically combined into one issued and outstanding share of Common Stock, without any change in the par value per share. No fractional shares were issued as a result of the Reverse Stock Split. Any fractional shares that would otherwise have resulted from the Reverse Stock Split were rounded up to the next whole number. In connection with the Issuer’s name change and Reverse Stock Split, the Issuer uplisted its Common Stock to the NYSE American stock exchange, which began trading on February 9, 2022 under the symbol “AREN.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date of hereof, (i) BRS beneficially owns directly 968,044 shares of Common Stock, representing 5.8% of the issued and outstanding Common Stock; and (ii) BRFI beneficially owns directly 3,433,532 shares of Common Stock, representing 20.5% of the issued and outstanding Common Stock. The calculations of the ownership percentages reported herein are based on a total of 16,789,561 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 424B4, filed with the SEC on February 14, 2022. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the shares of Series H Preferred Stock and the Warrants directly held by BRPI and BRFI, which, in each case, cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRS.

3.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRFI.

4.	Bryant R. Riley may be deemed to indirectly beneficially own 5,474,014 shares of Common Stock representing 32.6% of the Issuer’s Common Stock, of which (i) 959,938 shares are held jointly with his wife, Carleen Riley, (ii) 62,500 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (iii) 12,500 shares are held as sole custodian for the benefit of Abigail Riley, (iv) 12,500 shares are held as sole custodian for the benefit of Charlie Riley, (v) 12,500 shares are held as sole custodian for the benefit of Eloise Riley, and (vi) 12,500 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 4,401,576 shares of Common Stock, representing 26.2% of the Issuer’s Common Stock outstanding held directly by BRS and BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS and BRFI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

(c) Except for the information set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
2*	Joint Filing Agreement by and among the Reporting Persons (replacing Joint Filing Agreement, dated as of October 12, 2021, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley Principal Investments, LLC, BRF Investments, LLC and Bryant R. Riley.)

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (see 18 U.S.C. 1001)

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States

Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States

Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Tammy Brandt Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 37,500 shares of Common Stock. The aggregate purchase price of the 37,500 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $309,375. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert D’Agostino directly owned 62,500 shares of Common Stock. The aggregate purchase price of the 26,500 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $515,625. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person

2/11/2022	Purchase	864,521	$8.2434	Bryant R. Riley

2/11/2022	Purchase	957,844	$8.25	B. Riley Securities, Inc.

2/14/2022	Purchase	207,917	$8.3352	Bryant R. Riley

2/14/2022	Purchase	10,200	$8.199	B. Riley Securities, Inc.